UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

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(Check One):    [X] Form 10-K   ___ Form 20-F    __ Form 11-K       __ Form 10-Q    __ Form N-SAR
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For Period Ended:  December 31, 2005

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1--REGISTRANT INFORMATION (Official Text)

PRG-Schultz International, Inc.
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Full Name of Registrant

   N/A
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Former Name if Applicable

600 Galleria Pkwy, Suite 100
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Address of Principal Executive Office (Street and Number)

Atlanta, GA 30339-5986
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c) (Official Text)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE (Official Text)

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

During 2005, primarily related to the potential sale of the PRG-Schultz International, Inc. (the "Company") during the latter part of 2004 and the first seven months of 2005, the Company experienced high levels of employee turnover in key management and staff positions, including certain key accounting and finance roles. As of December 31, 2005, approximately 35% of the Company's finance staff had been with the Company for less than six months. As is evident from the Current Reports on Form 8-K filed on February 6, 2006 and February 10, 2006, the Company's Chief Financial Officer and Controller have been in their current positions less than two months. Furthermore, as disclosed in the Company's Schedule TO filed on February 1, 2006, as amended, the Company is conducting an exchange offer to restructure its outstanding convertible notes and is negotiating a new senior credit facility to replace its existing senior debt. These transactions are ongoing and must close in March 2006, or the Company may be forced to seek protection from its creditors. These transactions have required a substantial portion of the time and expertise of the Company's financial and legal personnel. Based upon the foregoing, the Company is unable to complete its Form 10-K for the year ended December 31, 2005 within the prescribed time period without unreasonable effort and expense. The Company will file its Form 10-K for the year ended December 31, 2005 on or before March 31, 2006.


PART IV--OTHER INFORMATION (Official Text)

(1) Name and telephone number of person to contact in regard to this notification:


       Victor A. Allums          (770)             779-6610
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            (Name)            (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

       X    Yes         No
     -----        -----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

       X    Yes        No
     -----        -----

     As previously reported in the Company's Form 8-K filed on March 9, 2006, the Company anticipates a significantly greater net loss for 2005 compared to that incurred in 2004. This was primarily due to impairment charges of $170.4 million, restructuring charges of $11.6 million, a charge of $3.9 million for the severance costs related to the departure of the Company's former Chairman and CEO, John Cook, and its former Vice Chairman, Jack Toma, and continued declines in revenues from the Company's core accounts payable services business.


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                         PRG-Schultz International, Inc.
                 -----------------------------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date:   March  16, 2006        By: /s/ Peter Limeri
            -------------------         ----------------------------------------
                                        Peter Limeri
                                        Executive Vice President, Treasurer, and
                                        Chief Financial Officer

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).